Form 40-F
period 2010-12-31
FIRST MAJESTIC SILVER CORP
filed 2011-03-31
CIK 1308648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or	Classification Code Number)	Identification Number)
organization)

     Suite 1805 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2 Canada
(604) 688-3033
(Address and telephone number of Registrant’s principal executive offices)

National Registered Agents, Inc.
1090 Vermont Avenue N.W.
Suite 910
Washington D.C. 20005
(202) 371-8090
Name, address (including zip code) and
telephone number (including area code) of
agent for service in the United States

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Shares, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form.

[X] Annual information form          [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 102,513,210 common shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[x] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
[ ] Yes [ ] No

EXPLANATORY NOTE

First Majestic Silver Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which the Company purchases silver and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2010. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which the Company purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual information form are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

NOTE TO UNITED STATES READERS – DIFFERENCES
IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements (the “Audited Financial Statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”). The Company’s consolidated financial statements may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 23 of the audited consolidated financial statements of the Company.

The AIF filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) –CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The functional currency of the Company, the parent entity, is the Canadian dollar. The accounts of our self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at the exchange rates in effect at the date of the underlying transactions. Differences arising from these foreign currency translations are recorded in other comprehensive income. The exchange rate of Canadian dollars into United States dollars, on March 31, 2011, based upon the noon buying rate posted by the Bank of Canada was CDN$1.00 = U.S.$1.0290.

ANNUAL INFORMATION FORM

The AIF is filed as Exhibit 99.1 to, and incorporated by reference in, this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Financial Statements for the year ended December 31, 2010, including the reports of the Independent Registered Chartered Accountants with respect thereto, are filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2010 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

CERTIFICATIONS

See Exhibits 99.4, 99.5 and 99.6, which are included as Exhibits to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed by the Company in reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Although not required, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, limited testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, and mitigating management’s overriding review controls, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010, to adequately support the results reported for the year ended December 31, 2010. The management’s report is included with the Audited Financial Statements, which are part of the Annual Report for the year ended December 31, 2010, filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control Over Financial Reporting.

During the period covered by this annual report on Form 40-F, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE

Audit Committee

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 62 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

Audit Committee Financial Expert

Douglas Penrose is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal breadth and complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

CODE OF ETHICS

The Company has adopted a written Code of Ethical Conduct. A copy of this code is available on the Company’s website at http://www.firstmajestic.com or to any person without charge, by written request addressed to: First Majestic Silver Corp., Attention: Corporate Secretary, Suite 1805 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2 Canada (604) 688-3033, or by email (info@firstmajestic.com).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP acted as the Company’s Independent Registered Chartered Accountants for the financial year ended December 31, 2010. See page 63 of the AIF, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by Deloitte & Touche LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See Appendix “A” of the AIF incorporated by reference to this document as Exhibit 99.1.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financing arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, or relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis —Contractual Obligations and Contingencies” contained in Exhibit 99.3 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

Exhibit	Description

99.1.	Annual Information Form of the Company for the year ended December 31, 2010

99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:

• Report of Independent Registered Chartered Accountants;
• Consolidated Balance Sheets as at December 31, 2010 and 2009
• Consolidated Statements of Income for the years ended December 31, 2010 and 2009;
• Consolidated Statements of Shareholders’ Equity and Comprehensive Income (loss) for the years ended December 31, 2010 and 2009;
• Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009;
• Notes to the Consolidated Financial Statements for the years ended December 31, 2010 and 2009

99.3.	Management’s Discussion and Analysis for the year and fourth quarter ended December 31, 2010

99.4.	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5.	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6.	CEO and CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7.	Consent of Leonel Lopez, Principal Geologist of Pincock, Allen & Holt.

99.8.	Consent of Richard Addison, Principal Process Engineer of Pincock, Allen & Holt.

99.9.	Consent of Ramon Davila, Ing., Chief Operating Officer of First Majestic Silver Corp.

99.10.	Consent of Deloitte & Touche LLP Independent Registered Chartered Accountants

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 31, 2011

FIRST MAJESTIC SILVER CORP.

By:	/s/ Raymond Polman
Name: Raymond Polman
Title: Chief Financial Officer