Form 40-F
period 2012-12-31
FIRST MAJESTIC SILVER CORP
filed 2013-03-28
CIK 1308648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or	Classification Code Number)	Identification Number)
organization)

925 West Georgia Street, Suite 1805
Vancouver, British Columbia V6C 3L2, Canada
(604) 688-3033
(Address and telephone number of Registrant’s principal executive offices)

National Registered Agents, Inc.
1090 Vermont Avenue N.W., Suite 910
Washington D.C. 20005
(202) 371-8090
(Name, address (including zip code) and
telephone number (including area code) of
agent for service in the United States)
---------------------

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 116,756,840

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which the Company purchases silver and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2012. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which the Company purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual information form are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes.

The Company does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

NOTE TO UNITED STATES READERS – DIFFERENCES
IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements (the “Audited Financial Statements”) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The functional currency of the Company, the parent entity, is the Canadian dollar and for the Mexican operations, the functional currency is the United States dollar. The financial statement presentation currency is the United States dollar. The accounts of our operations where the functional currency differs from the presentation currency are translated at year end exchange rates, and revenues and expenses are translated at the exchange rates in effect at the date of the underlying transactions. Differences arising from these foreign currency translations are recorded in other comprehensive income.

ANNUAL INFORMATION FORM

The AIF is filed as Exhibit 99.1 to, and incorporated by reference in, this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Financial Statements for the year ended December 31, 2012, including the reports of the independent registered chartered accountants with respect thereto, is filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2012 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7, which are included as Exhibits to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report, the Company’s disclosure controls and procedures were effective. Disclosure controls and procedures include controls and other procedures that are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) information required to be disclosed by the Company in reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

The Company’s independent registered chartered accountants, Deloitte LLP, have audited the consolidated financial statements included in this annual report and have issued an attestation report dated February 25, 2013 on the Company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The Company’s independent registered chartered accountants have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2012, included with the Audited Financial Statements for the year ended December 31, 2012, filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control Over Financial Reporting

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

AUDIT COMMITTEE

Audit Committee

The Company’s board of directors has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s audit committee are identified on page 74 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s board of directors, all members of the audit committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

Audit Committee Financial Expert

The Company’s board of directors has determined that Douglas Penrose is the audit committee financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal breadth and complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company’s independent registered chartered accountants for the financial year ended December 31, 2012. See page 75 of the AIF, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See Appendix “A” of the AIF incorporated by reference to this document as Exhibit 99.1.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, or relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis –Management of Risks and Uncertainties – Liquidity Risk” contained in Exhibit 99.3 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

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

EXHIBIT INDEX

Exhibit	Description

99.1.	Annual Information Form of the Company for the year ended December 31, 2012

99.2.	The following reports and audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:
• Management’s Responsibility for Financial Reporting;
• Reports of Independent Registered Chartered Accountants;
• Consolidated Statements of Income for the years ended December 31, 2012 and 2011;
• Consolidated Statements of Comprehensive Income for the years ended December 31, 2012 and 2011;
• Consolidated Statements of Cash Flow for the years ended December 31, 2012 and 2011;
• Consolidated Statements of Financial Position as at December 31, 2012 and 2011;
• Consolidated Statements of Changes in Equity for the years ended December 31, 2012 and 2011;
• Notes to the consolidated financial statements for the years ended December 31, 2012 and 2011.

99.3.	Management’s Discussion and Analysis for the year and fourth quarter ended December 31, 2012

99.4.	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5.	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6.	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7.	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8.	Consent of Leonel Lopez, Principal Geologist of Pincock, Allen & Holt.

99.9.	Consent of Richard Addison, Principal Process Engineer of Pincock, Allen & Holt.

99.10.	Consent of Ramon Davila, Ing., Chief Operating Officer of First Majestic Silver Corp.

99.11.	Consent of Carlos Wong, Ing., Chief Operating Officer of First Majestic Silver Corp.

99.12.	Consent of Deloitte LLP, Independent Registered Chartered Accountants

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 28, 2013

FIRST MAJESTIC SILVER CORP.

By:	/s/ Raymond Polman
Raymond Polman
Chief Financial Officer