Form 40-F
period 2013-12-31
FIRST MAJESTIC SILVER CORP
filed 2014-03-27
CIK 1308648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013     Commission File Number 001-34984

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 117,024,840

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which the Company purchases silver and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2013. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which the Company purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual report are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The functional currency of the Company, the parent entity, is the United States dollar and for the Mexican operations, the functional currency is the United States dollar. The financial statement presentation currency is the United States dollar. The revenues and expenses of our operations where incurred in currencies other than United States dollars are translated at the exchange rates in effect at the date of the underlying transactions. Differences arising from these foreign currency translations are recorded in other comprehensive income.

ANNUAL INFORMATION FORM

The AIF is filed as Exhibit 99.1 to, and incorporated by reference in, this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Financial Statements for the year ended December 31, 2013, including the report of the independent registered public accounting firm with respect thereto, is filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2013 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

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

Management’s Report on Internal Control Over Financial Reporting

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

The Company’s independent registered public accounting firm, Deloitte LLP, have audited the consolidated financial statements included in this annual report and have issued an attestation report dated February 25, 2014 on the Company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The Company’s independent registered public accounting firm have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2013, included with the Audited Financial Statements for the year ended December 31, 2013, filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control Over Financial Reporting

During the period covered by this annual report on Form 40-F, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

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

AUDIT COMMITTEE

Audit Committee

The Company’s board of directors has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s audit committee are identified on page 78 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s board of directors, all members of the audit committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

Audit Committee Financial Expert

The Company’s board of directors has determined that Douglas Penrose is the audit committee financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles, including, in connection with the accounting for estimates, accruals and reserves. The financial expert has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal breadth and complexity to the Company’s financial statements (or actively supervising another person who did so. The financial expert also has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company’s independent registered public accounting firm for the financial year ended December 31, 2013. See page 79 of the AIF, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

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

EXHIBIT INDEX

Exhibit	Description

99.1.	Annual Information Form of the Company for the year ended December 31, 2013

99.2.	The following reports and audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

• Management’s Responsibility for Financial Reporting;
• Reports of Independent Registered Public Accounting Firm;
• Consolidated Statements of (Loss) Earnings for the years ended December 31, 2013 and 2012;
• Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2013 and 2012;
• Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012;
• Consolidated Statements of Financial Position as at December 31, 2013, and December 31, 2012;
• Consolidated Statements of Changes in Equity for the years ended December 31, 2013 and 2012;
• Notes to the consolidated financial statements for the years ended December 31, 2013 and 2012.

99.3.	Management’s Discussion and Analysis for the year and fourth quarter ended December 31, 2013

99.4.	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5.	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6.	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7.	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8.	Consent of Leonel Lopez, Principal Geologist of Runge Pincock Minarco

99.9.	Consent of Richard Addison, Principal Process Engineer of Runge Pincock Minarco.

99.10.	Consent of Ramon Davila, Ing., Chief Operating Officer of First Majestic Silver Corp.

99.11.	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 27, 2014

FIRST MAJESTIC SILVER CORP.

By: /s/ Raymond Polman
       Raymond Polman
       Chief Financial Officer