Form 40-F/A
period 2013-12-31
FIRST MAJESTIC SILVER CORP
filed 2014-12-04
CIK 1308648

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013     Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

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

☒ Annual information form     ☒ Audited annual financial statements

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes ☐ No

EXPLANATORY NOTE

First Majestic Silver Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Company is filing this Amendment No. 1 (this “Amendment”) to our Annual Report on Form 40-F for the fiscal year ended December 31, 2013 (the “Original Filing”), filed with the United States Securities and Exchange Commission (the “Commission”) on March 27, 2014. We are filing this Amendment as the Original Filing inadvertently omitted the signature line, thus the sole purpose of this filing is to include a signed version of Exhibit 99.11, the Consent of Deloitte LLP. Except for the matters described above, this Amendment does not modify or update our disclosures in the Original Filing filed with the Commission.

EXHIBIT INDEX

Exhibit	Description
99.1. *	Annual Information Form of the Company for the year ended December 31, 2013
99.2. *

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

•       Reports of Independent Registered Public Accounting Firm;

•       Consolidated Statements of (Loss) Earnings for the years ended December 31, 2013 and 2012;

•       Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2013 and 2012;

•       Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012;

•       Consolidated Statements of Financial Position as at December 31, 2013, and December 31, 2012;

•       Consolidated Statements of Changes in Equity for the years ended December 31, 2013 and 2012;

•       Notes to the consolidated financial statements for the years ended December 31, 2013 and 2012.

99.3. *	Management’s Discussion and Analysis for the year and fourth quarter ended December 31, 2013
99.4. *	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5. *	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6. *	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7. *	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8. *	Consent of Leonel Lopez, Principal Geologist of Runge Pincock Minarco
99.9. *	Consent of Richard Addison, Principal Process Engineer of Runge Pincock Minarco.
99.10. *	Consent of Ramon Davila, Ing., Chief Operating Officer of First Majestic Silver Corp.
99.11.	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  December 3, 2014

FIRST MAJESTIC SILVER CORP.

By: /s/ Raymond Polman
Raymond Polman
Chief Financial Officer