Form 40-F
period 2015-12-31
FIRST MAJESTIC SILVER CORP
filed 2016-03-30
CIK 1308648

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015     Commission File Number 001-34984

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

For annual reports, indicate by check mark the information filed with this Form.

☒ Annual information form     ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.    155,588,238

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

☐ Yes              ☐ No

EXPLANATORY NOTE

First Majestic Silver Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report on Form 40-F pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which the Company purchases silver and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2015. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which the Company purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual report on Form 40-F are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

NOTE TO UNITED STATES READERS – DIFFERENCES
IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements (the “Audited Financial Statements”) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Financial Statements for the year ended December 31, 2015, including the report of the independent registered public accounting firm with respect thereto, is filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2015 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7, which are included as Exhibits to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based upon the results of that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 40-F, the Company’s disclosure controls and procedures were effective. Disclosure controls and procedures include controls and other procedures that are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods specified in applicable rules and forms and (ii) information required to be disclosed by the Company in reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective and no material weakness was identified as of December 31, 2015.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2015, has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements as of and for the years ended December 31, 2015 and 2014, as stated in their reports which appear on the Company’s consolidated financial statements, filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company’s independent registered public accounting firm for the financial year ended December 31, 2015. See page 77 of the AIF, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

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

EXHIBIT INDEX

Exhibit	Description
99.1.	Annual Information Form of the Company for the year ended December 31, 2015
99.2.	The audited consolidated financial statements and related audit reports of the Company, are exhibits to and form a part of this annual report
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2015
99.4.	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5.	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6.	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8.	Consent of Leonel Lopez, Principal Geologist of Runge Pincock Minarco
99.9.	Consent of Richard Addison, Principal Process Engineer of Runge Pincock Minarco
99.10.	Consent of Ramon Mendoza Reyes, P. Eng., Vice President Technical Services of First Majestic Silver Corp.
99.11.	Consent of Maria E. Vazquez Jaimes, P. Geo., Geological Database Manager of First Majestic Silver Corp.
99.12.	Consent of Jesus M. Velador Beltran, MMSA, Director of Exploration of First Majestic Silver Corp.
99.13.	Consent of Gregory Kenneth Kulla, P. Geo., of Amec Foster Wheeler Americas Ltd.
99.14.	Consent of Peter Oshust, P. Geo, of Amec Foster Wheeler Americas Ltd.
99.15.	Consent of Sabry Abdel-Hafez, P.Eng. of Tetra Tech WEI Inc.
99.16.	Consent of Mark Horan, P. Eng. of Tetra Tech EBA Inc.
99.17.	Consent of James Barr, P.Geo. of Tetra Tech EBA Inc.
99.18.	Consent of Hassan Ghaffari, P. Eng. of Tetra Tech Inc.
99.19.	Consent of Ting Lu, P.Eng. of Tetra Tech Inc.
99.20.	Consent of Carlos Chaparro, P.Eng. of Tetra Tech EBA Inc.
99.21.	Consent of Scott Martin, P.Eng. of Tetra Tech EBA Inc.
99.22.	Consent of Nick Michael, MBA of Tetra Tech EBA Inc.
99.23.	Consent of Graham Wilkins, P.Eng. of Tetra Tech EBA Inc.
99.24.	Consent of N. Eric Fier, CPG, P.Eng.
99.25.	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 30, 2016

FIRST MAJESTIC SILVER CORP.

By:	/s/ Keith Neumeyer
Keith Neumeyer
Chief Executive Officer