Form 40-F
period 2016-12-31
FIRST MAJESTIC SILVER CORP
filed 2017-03-31
CIK 1308648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016     Commission File Number 001-34984
FIRST MAJESTIC SILVER CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
925 West Georgia Street, Suite 1800
Vancouver, British Columbia V6C 3L2, Canada
(604) 688-3033
(Address and telephone number of Registrant’s principal executive offices)
National Registered Agents, Inc.
1090 Vermont Avenue N.W., Suite 910
Washington D.C. 20005
(202) 371-8090
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
_____________
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Shares, no par value	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act:   None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None
For annual reports, indicate by check mark the information filed with this Form.

☒	Annual information form	☒	Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock asof the close of the period covered by the annual report.    164,461,567
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
FORWARD-LOOKING STATEMENTS
This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which the Company purchases silver and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2016. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which the Company purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual report on Form 40-F are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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
AUDITED ANNUAL FINANCIAL STATEMENTS
The Audited Financial Statements for the year ended December 31, 2016, including the report of the independent registered public accounting firm with respect thereto, is filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2016 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.
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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective and no material weakness was identified as of December 31, 2016.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2016, has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements as of and for the years ended December 31, 2016 and 2015, as stated in their reports which appear on the Company’s consolidated financial statements, filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.
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
AUDIT COMMITTEE
Audit Committee
The Company’s board of directors has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s audit committee are identified on page 86 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s board of directors, all members of the audit committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.
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
CODE OF ETHICS
The Company has adopted a written Code of Ethical Conduct. A copy of this code is available on the Company’s website at http://www.firstmajestic.com or to any person without charge, by written request addressed to: First Majestic Silver Corp., Attention: Corporate Secretary, Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2 Canada (604) 688-3033, or by email (info@firstmajestic.com).

PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte LLP acted as the Company’s independent registered public accounting firm for the financial year ended December 31, 2016. See page 87 of the AIF, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.
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
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Management’s Discussion and Analysis – Management of Risks and Uncertainties – Liquidity Risk” contained in Exhibit 99.3 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.
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

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2016
99.2	The audited consolidated financial statements and related audit reports of the Company, are exhibits to and form a part of this annual report
99.3	Management’s Discussion and Analysis for the year ended December 31, 2016
99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Leonel Lopez, Principal Geologist of Runge Pincock Minarco
99.9	Consent of Richard Addison, Principal Process Engineer of Runge Pincock Minarco
99.10	Consent of Ramon Mendoza Reyes, P. Eng., Vice President Technical Services of First Majestic Silver Corp.
99.11	Consent of Maria E. Vazquez Jaimes, P. Geo., Geological Database Manager of First Majestic Silver Corp.
99.12	Consent of Jesus M. Velador Beltran, MMSA, Director of Exploration of First Majestic Silver Corp.
99.13	Consent of Gregory Kenneth Kulla, P. Geo., of Amec Foster Wheeler Americas Ltd.
99.14	Consent of Peter Oshust, P. Geo, of Amec Foster Wheeler Americas Ltd.
99.15	Consent of Sabry Abdel-Hafez, P.Eng. formerly with Tetra Tech WEI Inc.
99.16	Consent of Mark Horan, P. Eng. of Tetra Tech Canada Inc.
99.17	Consent of James Barr, P.Geo. of Tetra Tech Canada Inc.
99.18	Consent of Hassan Ghaffari, P. Eng. of Tetra Tech Inc.
99.19	Consent of Ting Lu, P.Eng. formerly with Tetra Tech EBA Inc.
99.20	Consent of Carlos Chaparro, P.Eng. of Tetra Tech Canada Inc.
99.21	Consent of Scott Martin, P.Eng. of Tetra Tech Canada Inc.
99.22	Consent of Nick Michael, MBA formerly with Tetra Tech EBA Inc.
99.23	Consent of Graham Wilkins, P.Eng. of Tetra Tech Canada Inc.
99.24	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Date:  March 31, 2017

FIRST MAJESTIC SILVER CORP.

By:	/s/ Keith Neumeyer
Keith Neumeyer
Chief Executive Officer