Form 40-F
period 2017-12-31
FIRST MAJESTIC SILVER CORP
filed 2018-03-29
CIK 1308648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017          Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code Number)	Number)

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
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form.

[X] Annual information form    [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.   165,743,654

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

[  ] Yes          82- ________ No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes         [  ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company [  ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

[  ]

NOTE TO UNITED STATES READERS – DIFFERENCES
IN UNITED STATES AND CANADIAN REPORTING PRACTICES

First Majestic Silver Corp. (the “Company” or the “Registrant”) is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements (the “Audited Financial Statements”) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Financial Statements for the year ended December 31, 2017, including the report of the independent registered public accounting firm with respect thereto, is filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2017 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7, which are included as Exhibits to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, the Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;

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

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our ICFR based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our ICFR was effective as of March 31, 2018.

The Company's independent registered public accounting firm, Deloitte LLP, have audited these Consolidated Annual Financial Statements and have issued an attestation report dated May 3, 2018 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There has been no change in the Company's internal control over financial reporting during the three months ended March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE

Audit Committee

The Company’s board of directors has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s audit committee are identified on page 145 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s board of directors, all members of the audit committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

Audit Committee Financial Expert

The Company’s board of directors has determined that Douglas Penrose is an audit committee financial expert, as such term is defined in Form 40-F, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles, including, in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal breadth and complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting; and has an understanding of audit committee functions

CODE OF ETHICS

The Company has adopted a written Code of Ethical Conduct that qualifies as a “code of ethics” within the meaning of such term in Form 40-F. A copy of this code is available on the Company’s website at http://www.firstmajestic.com or to any person without charge, by written request addressed to: First Majestic Silver Corp., Attention: Corporate Secretary, Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2 Canada (604) 688-3033, or by email (info@firstmajestic.com).

If any amendment to the Code of Ethical Conduct is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Company’s website, which may be accessed at www.firstmajestic.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company’s independent registered public accounting firm for the financial year ended December 31, 2017. See page 146 of the AIF, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars.

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

NEW YORK STOCK EXCHANGE DISCLOSURE

Presiding Director at Meetings of Non-Management Directors

The Company schedules regular executive sessions in which the Company’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Douglas Penrose serves as the presiding director (the “Presiding Director”) at such sessions.

Each of the Company’s non-management directors is “independent” within the meaning of the rules of the New York Stock Exchange.

The Company also holds executive sessions at least four times per year in which the Company’s independent directors meet without participation from management or non-independent directors.

Communication with Non-Management Directors

Shareholders may send communications to the Company’s non-management directors by writing to Douglas Penrose, Chairman of the board of directors, c/o Corporate Secretary, First Majestic Silver Corp., 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6C 3L2. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Board Committee Mandates

The Charters of the Company’s audit committee, compensation and nominating committee, and governance committee are each available for viewing on the Company’s website at www.firstmajestic.com.

NYSE Statement of Governance Differences

As a Canadian corporation listed on the NYSE, the Company is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, the Company must disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE’s corporate governance standards. The Company has included a description of such significant differences in corporate governance practices on its website, which may be accessed at www.firstmajestic.com.

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

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended December 31, 2017
99.2	Audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2017 and 2016, together with the reports of the independent registered public accounting firm
99.3	Management’s Discussion and Analysis for the year ended December 31, 2017
99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Ramon Mendoza Reyes, P. Eng., Vice President Technical Services of First Majestic Silver Corp.
99.9	Consent of Maria E. Vazquez Jaimes, P. Geo., Geological Database Manager of First Majestic Silver Corp.
99.10	Consent of Jesus M. Velador Beltran, MMSA, Director of Exploration of First Majestic Silver Corp.
99.11	Consent of Phillip J. Spurgeon, P. Geo., Senior Resource Modeler of First Majestic Silver Corp.
99.12	Consent of Gregory Kenneth Kulla, P. Geo., of Amec Foster Wheeler Americas Ltd.
99.13	Consent of Peter Oshust, P. Geo, of Amec Foster Wheeler Americas Ltd.
99.14	Consent of Andrew Hamilton, P. Geo., Independent Consultant
99.15	Consent of Stephen Taylor, P. Eng., of SRK Consulting (Canada) Inc.
99.16	Consent of Sebastian Bernier, P. Geo., of SRK Consulting (Canada) Inc.
99.17	Consent of Dominic Chartier, P. Geo., of SRK Consulting (Canada) Inc.
99.18	Consent of Daniel Sepulveda, P. Geo., of SRK Consulting (Canada) Inc.
99.19	Consent of David Maarse, P. Geo., of SRK Consulting (Canada) Inc.
99.20	Consent of Sabry Abdel-Hafez, P. Eng. formerly with Tetra Tech WEI Inc.
99.21	Consent of Mark Horan, P. Eng. of Tetra Tech Canada Inc.
99.22	Consent of James Barr, P. Geo. of Tetra Tech Canada Inc.
99.23	Consent of Hassan Ghaffari, P. Eng. of Tetra Tech Inc.
99.24	Consent of Ting Lu, P. Eng. formerly with Tetra Tech EBA Inc.
99.25	Consent of Carlos Chaparro, P. Eng. formerly of Tetra Tech Canada Inc.
99.26	Consent of Scott Martin, P. Eng. of Tetra Tech Canada Inc.
99.27	Consent of Nick Michael, MBA formerly with Tetra Tech EBA Inc.
99.28	Consent of Graham Wilkins, P. Eng. of Tetra Tech Canada Inc.
99.29	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 29, 2018

FIRST MAJESTIC SILVER CORP.

By:	/s/ Keith Neumeyer
Keith Neumeyer
Chief Executive Officer