Form 40-F/A
period 2017-12-31
FIRST MAJESTIC SILVER CORP
filed 2018-04-04
CIK 1308648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES

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

[X] Annual information                               [X] Audited annual financial

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

[   ] Yes                               82- ________ [X]

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

Emerging Growth Company [   ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

EXPLANATORY NOTE

First Majestic Silver Corp. is filing this Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2017, filed on March 29, 2018 (the “Original Filing”), solely to furnish as exhibits certain consents that were omitted from the Original Filing. Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any item of the Original Filing or reflect any events that have occurred after the Original Filing was filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 3, 2018

FIRST MAJESTIC SILVER CORP.

By	/s/ Keith Neumeyer
Keith Neumeyer
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1*	Annual Information Form of the Company for the year ended December 31, 2017
99.2*

Audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2017 and 2016, together with the reports of the independent registered public accounting firm

99.3*	Management’s Discussion and Analysis for the year ended December 31, 2017
99.4*	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley
99.5*	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley
99.6*	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of Ramon Mendoza Reyes, P. Eng., Vice President Technical Services of First Majestic Silver Corp.
99.9*	Consent of Maria E. Vazquez Jaimes, P. Geo., Geological Database Manager of First Majestic Silver Corp.
99.10*	Consent of Jesus M. Velador Beltran, MMSA, Director of Exploration of First Majestic Silver Corp.
99.11*	Consent of Phillip J. Spurgeon, P. Geo., Senior Resource Modeler of First Majestic Silver Corp
99.12*	Consent of Gregory Kenneth Kulla, P. Geo., of Amec Foster Wheeler Americas Ltd.
99.13*	Consent of Peter Oshust, P. Geo, of Amec Foster Wheeler Americas Ltd.
99.14*	Consent of Andrew Hamilton, P. Geo., Independent Consultant
99.15	Consent of Stephen Taylor, P. Eng., of SRK Consulting (Canada) Inc.
99.16	Consent of Sebastian Bernier, P. Geo., of SRK Consulting (Canada) Inc.
99.17	Consent of Dominic Chartier, P. Geo., of SRK Consulting (Canada) Inc.
99.18	Consent of Daniel Sepulveda, P. Geo., of SRK Consulting (Canada) Inc.
99.19	Consent of David Maarse, P. Geo., of SRK Consulting (Canada) Inc.
99.20*	Consent of Sabry Abdel-Hafez, P. Eng. formerly with Tetra Tech WEI Inc.
99.21*	Consent of Mark Horan, P. Eng. of Tetra Tech Canada Inc.
99.22*	Consent of James Barr, P. Geo. of Tetra Tech Canada Inc.
99.23*	Consent of Hassan Ghaffari, P. Eng. of Tetra Tech Inc.
99.24	Consent of Ting Lu, P. Eng. formerly with Tetra Tech EBA Inc.
99.25*	Consent of Carlos Chaparro, P. Eng. formerly of Tetra Tech Canada Inc.
99.26*	Consent of Scott Martin, P. Eng. of Tetra Tech Canada Inc.
99.27*	Consent of Nick Michael, MBA formerly with Tetra Tech EBA Inc.
99.28*	Consent of Graham Wilkins, P. Eng. of Tetra Tech Canada Inc.
99.29*	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

_____________________________________
*Previously filed.