Form 40-F
period 2018-12-31
FIRST MAJESTIC SILVER CORP
filed 2019-03-29
CIK 1308648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES

For the fiscal year ended December 31, 2018

Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer Identification
of incorporation or	Classification Code Number)	Number)
organization)

925 West Georgia Street, Suite 1800
Vancouver, British Columbia V6C 3L2, Canada
(604) 688-3033
(Address and telephone number of Registrant’s principal executive offices)

National Registered Agents, Inc.
1090 Vermont Avenue N.W., Suite 910
Washington D.C. 20005
(202) 371-8090
(Name, address (including zip code) and telephone number (including area code) of agent for service in the
United States)
_____________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Shares, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form.

[ ]	Annual information	[ ]	Audited annual financial

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 199,264,637

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]     No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes [X]     No [   ]

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

 ___

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

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Financial Statements for the year ended December 31, 2018, including the report of the independent registered public accounting firm with respect thereto, is filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2018 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7, which are included as Exhibits to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, the Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

The Company's management evaluated the effectiveness of our ICFR based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2018.

Management excluded from its assessment the internal controls, policies and procedures of Primero, which the Company acquired control on May 10, 2018. Primero’s total assets, net assets and total revenues on a combined basis constitute approximately 39%, 53%, and 34%, respectively, of the consolidated financial statement amounts as of December 31, 2018. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates.

With the exception of the internal controls of Primero, there has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company's independent registered public accounting firm, Deloitte LLP, have audited these Consolidated Annual Financial Statements and have issued an attestation report dated February 22, 2019 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company’s independent registered public accounting firm for the financial year ended December 31, 2018. See page 146 of the AIF, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars.

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

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2018
99.2

Audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2018 and 2017, together with the reports of the independent registered public accounting firm

99.3	Management’s Discussion and Analysis for the year ended December 31, 2018
99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley
99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley
99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Ramon Mendoza Reyes, P. Eng., Vice President Technical Services of First Majestic Silver Corp.
99.9	Consent of Maria E. Vazquez Jaimes, P. Geo., Geological Database Manager of First Majestic Silver Corp.
99.10	Consent of Jesus M. Velador Beltran, MMSA, former Director of Exploration of First Majestic Silver Corp.
99.11	Consent of Phillip J. Spurgeon, P. Geo., Senior Resource Modeler of First Majestic Silver Corp
99.12	Consent of Gregory Kenneth Kulla, P. Geo., Vice President of Exploration of First Majestic Silver Corp.
99.13	Consent of Peter Oshust, P. Geo, formerly of Amec Foster Wheeler Americas Ltd.
99.14	Consent of Andrew Hamilton, P. Geo., Independent Consultant
99.15	Consent of Stephen Taylor, P. Eng., of SRK Consulting (Canada) Inc.
99.16	Consent of Sebastian Bernier, P. Geo..
99.17	Consent of Dominic Chartier, P. Geo., of SRK Consulting (Canada) Inc.
99.18	Consent of Daniel Sepulveda, P. Geo., of SRK Consulting (Canada) Inc.
99.19	Consent of David Maarse, P. Geo.
99.20	Consent of David Rowe, CPG, of Rowearth, LLC
99.21	Consent of Joaquin Merino, P. Geo., Consultant
99.22	Consent of Rod Webster, M.AIG, of AMC Mining Consultants (Canada) Ltd.
99.23	Consent of John Morton Shannon, P. Geo. of AMC Mining Consultants (Canada) Ltd.
99.24	Consent of Nathan Eric Fier, P. Eng., formerly of Silvercrest Metals Inc.
99.25	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SC	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PR	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 29, 2019

FIRST MAJESTIC SILVER CORP.

By	/s/ Keith Neumeyer
Keith Neumeyer
Chief Executive Officer