Form 40-F
period 2020-12-31
FIRST MAJESTIC SILVER CORP
filed 2021-03-31
CIK 1308648

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020                                     Commission File Number 001-34984

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

National Registered Agents, Inc.
1090 Vermont Avenue N.W., Suite 910
Washington D.C. 20005
(202) 371-8090

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

_____________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class Common Shares, no par value	Trading Symbol AG	Name of each exchange on which registered New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form.

☒ Annual information form ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.    222,804,476

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  X  No ___

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  X  No ___

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ___

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

___

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes  X  No ___

NOTE TO UNITED STATES READERS - DIFFERENCES
IN UNITED STATES AND CANADIAN REPORTING PRACTICES

First Majestic Silver Corp. (the "Company" or the "Registrant") is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements (the "Audited Financial Statements") in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The AIF filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") -CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission ("SEC") rules and regulations applicable to domestic United States companies

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The AIF is filed as Exhibit 99.1 to, and incorporated by reference in, this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Financial Statements for the year ended December 31, 2020, including the report of the independent registered public accounting firm with respect thereto, are filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.  Such Audited Financial Statements have been amended from the version initially furnished under cover of Form 6-K on February 18, 2021, in order to correct certain typographical errors contained therein.  Specifically, the corrections are changes to the Consolidated Statements of Financial Position and Note 4 to correct arithmetical errors for the 2019 total assets and total liabilities and Note 23(a) to correct typographical errors to the tabular number of shares issued and tabular net proceeds from the Company's ATM Program during the year ended December 31, 2019.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2020 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7, which are included as Exhibits to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, the Company's management, with the participation of its President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's CEO and CFO have concluded that, as of December 31, 2020, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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
  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by the IASB;
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

The Company's management evaluated the effectiveness of our internal control over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2020.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's independent registered public accounting firm, Deloitte LLP, has audited the Audited Financial Statements for the year ended December 31, 2020, filed as Exhibit 99.2, and has issued an attestation report dated February 18, 2021 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

AUDIT COMMITTEE

Audit Committee

The Company's board of directors has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company's audit committee are identified on page 116 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company's board of directors, all members of the audit committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company's independent registered public accounting firm for the financial year ended December 31, 2020. See page 117 of the AIF, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See Appendix "A" of the AIF filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading "Management's Discussion and Analysis - Management of Risks and Uncertainties - Liquidity Risk" contained in Exhibit 99.3 hereto contains the Company's disclosure of contractual obligations and is incorporated by reference herein.

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

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2020
99.2

Audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2020 and 2019, together with the reports of the independent registered public accounting firm

99.3	Management's Discussion and Analysis for the year ended December 31, 2020
99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Ramon Mendoza Reyes, P. Eng., Vice President Technical Services of First Majestic Silver Corp.
99.9	Consent of Gregory Kenneth Kulla, P. Geo., Vice President of Exploration of First Majestic Silver Corp.
99.10	Consent of Persio Rosario, P. Eng., Vice-President of Processing, Metallurgy and Innovation
99.11	Consent of Maria E. Vazquez, P. Geo., Geological Database Manager of First Majestic Silver Corp.
99.12	Consent of Phillip J. Spurgeon, P. Geo., Senior Resource Modeler of First Majestic Silver Corp.
99.13	Consent of Brian Boutilier, P.Eng. Manager of Technical Services
99.14	Consent of David Rowe, CPG, Principal Resource Geologist
99.15	Consent of Joaquin Merino, P. Geo.
99.16	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 31, 2021

FIRST MAJESTIC SILVER CORP.

By:	/s/ Keith Neumeyer
Keith Neumeyer
Chief Executive Officer