Form 40-F
period 2021-12-31
FIRST MAJESTIC SILVER CORP
filed 2022-03-31
CIK 1308648

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021	Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form.

☒ Annual information form ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  260,050,658

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes X No___

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes X No___

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

Yes _X______ No ___

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

The Annual Information Form ("AIF") filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") -CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission ("SEC") rules and regulations applicable to domestic United States companies

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The AIF is filed as Exhibit 99.1 to, and incorporated by reference in, this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements as at and for the years ended December 31, 2021 and 2020, including the report of the independent registered public accounting firm with respect thereto, are filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.  Our independent registered public accounting firm is Deloitte LLP, Vancouver, BC Canada (PCAOB ID No. 1208).

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2021 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7, which are included as Exhibits to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, the Company's management, with the participation of its President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's CEO and CFO have concluded that, as of December 31, 2021, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

The Company's management evaluated the effectiveness of our internal control over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2021.

Management excluded from its assessment the internal controls, policies and procedures of Jerritt Canyon Canada Ltd., which the Company acquired control on April 30, 2021. Jerritt Canyon's total assets, net assets, total revenues and net profit/loss on a combined basis constitute approximately 34%, 35%, 21% and 653%, respectively, of these consolidated annual financial statement amounts as of and for the year ended December 31, 2021. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO's and CFO's certification of annual filings relates.

With the exception of the internal control of Jerritt Canyon Canada Ltd., there has been no change in the Company's internal control over financial reporting during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's independent registered public accounting firm, Deloitte LLP, has audited the Audited Consolidated Financial Statements as at December 31, 2021, and 2020 and for each the two years in the period ended December 31, 2021 filed as Exhibit 99.2, and has issued an attestation report dated March 9, 2022 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

AUDIT COMMITTEE

Audit Committee

The Company's board of directors has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company's audit committee are identified on page 131 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company's board of directors, all members of the audit committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company's independent registered public accounting firm for the financial year ended December 31, 2021. See page 132 of the AIF, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars.

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

CASH REQUIREMENTS

The information provided under the heading "Management's Discussion and Analysis - Liquidity, Capital Resources and Contractual Obligations" contained in Exhibit 99.3 hereto contains the Company's disclosure of contractual obligations and liquidity and is incorporated by reference herein.

NEW YORK STOCK EXCHANGE DISCLOSURE

Presiding Director at Meetings of Non-Management Directors

The Company schedules regular executive sessions in which the Company's "non-management directors" (as that term is defined in the rules of the New York Stock Exchange) meet without management participation.  Thomas Fudge, Jr.  serves as the presiding director (the "Presiding Director") at such sessions. Each of the Company's non-management directors is "independent" within the meaning of the rules of the New York Stock Exchange.

The Company also holds executive sessions at least four times per year in which the Company's independent directors meet without participation from management or non-independent directors.

Communication with Non-Management Directors

Shareholders may send communications to the Company's non-management directors by writing to Thomas Fudge, Jr., Chair of the board of directors, c/o Corporate Secretary, First Majestic Silver Corp., 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6C 3L2. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Board Committee Mandates

The Charters of the Company's audit committee, compensation committee, and corporate governance and nominating committee are each available for viewing on the Company's website at www.firstmajestic.com.

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

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended December 31, 2021

99.2	Audited consolidated financial statements of the Company and the notes thereto as of and for the years ended December 31, 2021 and 2020, together with the reports of the independent registered public accounting firm

99.3	Management's Discussion and Analysis for the year ended December 31, 2021

99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Ramon Mendoza Reyes, P. Eng., Vice President Technical Services of First Majestic Silver Corp.

99.9	Consent of Persio Rosario, P. Eng., Vice-President of Processing, Metallurgy and Innovation

99.10	Consent of Maria E. Vazquez, P. Geo., Geological Database Manager of First Majestic Silver Corp.

99.11	Consent of Phillip J. Spurgeon, P. Geo., Senior Resource Modeler of First Majestic Silver Corp.

99.12	Consent of Brian Boutilier, P.Eng. Manager of Technical Services

99.13	Consent of David Rowe, CPG, Director of Mineral Resources of First Majestic Silver Corp.

99.14	Consent of Joaquin Merino, P. Geo., Consultant

99.15	Consent of Andrew P. Hampton, M.Sc., P.Eng., Principal Metallurgist of SLR International Corporation

99.16	Consent of Chelsea Hamilton, P.Eng., Project Mining Engineer of SLR International Corporation

99.17	Consent of Jeremy Scott Collyard, MMSA QP, Principal Environmental Specialist and United States Mining and Minerals Sector Lead of SLR International Corporation

99.18	Consent of Ryan Rodney, C.P.G, Associate Geologist of SLR International Corporation

99.19	Consent of Gordon L. Fellows, P.E. former Mine Manager of Jerritt Canyon Gold

99.20	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 31, 2022

FIRST MAJESTIC SILVER CORP.

By:	/s/ Keith Neumeyer
Keith Neumeyer
Chief Executive Officer