Form 40-F
period 2022-12-31
FIRST MAJESTIC SILVER CORP
filed 2023-03-31
CIK 1308648

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022   Commission File Number 001-34984

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
(202) 371-8090

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

_____________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

Common Shares, no par value	AG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form.

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 274,491,698

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Yes _X___ No ___

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

NOTE TO UNITED STATES READERS - DIFFERENCES
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

The Annual Information Form ("AIF") filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission ("SEC") rules and regulations applicable to domestic United States companies.

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

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements as at and for the years ended December 31, 2022 and 2021, including the report of the independent registered public accounting firm with respect thereto, are filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F. Our independent registered public accounting firm is Deloitte LLP, Vancouver, BC Canada (PCAOB ID No. 1208).

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2022 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7, which are included as Exhibits to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, the Company's management, with the participation of its President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's CEO and CFO have concluded that, as of December 31, 2022, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management evaluated the effectiveness of our internal control over financial reporting based upon the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2022.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's independent registered public accounting firm, Deloitte LLP, has audited the Audited Consolidated Financial Statements as at December 31, 2022, and 2021 and for each the two years in the period ended December 31, 2022 filed as Exhibit 99.2, and has issued an attestation report dated February 23, 2023 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

AUDIT COMMITTEE

Audit Committee

The Company's board of directors has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company's audit committee are identified on page 130 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company's board of directors, all members of the audit committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

Audit Committee Financial Expert

The Company's board of directors has determined that Colette Rustad, CPA, CA, is an audit committee financial expert, as such term is defined in Form 40-F, in that she has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles, including, in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal breadth and complexity to the Company's financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting; and has an understanding of audit committee functions.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company's independent registered public accounting firm for the financial year ended December 31, 2022. See page 131 of the AIF, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars.

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

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

NEW YORK STOCK EXCHANGE DISCLOSURE

Presiding Director at Meetings of Non-Management Directors

The Company schedules regular executive sessions in which the Company's "non-management directors" (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Thomas Fudge, Jr. serves as the presiding director (the "Presiding Director") at such sessions. Each of the Company's non-management directors, except Raymond Polman, is "independent" within the meaning of the rules of the New York Stock Exchange.

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

Board Committee Mandates

The Charters of the Company's audit committee, compensation committee, corporate governance and nominating committee and environmental, social, health and safety committee are each available for viewing on the Company's website at www.firstmajestic.com.

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

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2022
99.2	Audited consolidated financial statements of the Company and the notes thereto as of and for the years ended December 31, 2022 and 2021, together with the reports of the independent registered public accounting firm
99.3	Management's Discussion and Analysis for the year ended December 31, 2022
99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Ramon Mendoza Reyes, P. Eng., Vice President Technical Services of First Majestic Silver Corp.
99.9	Consent of Persio Rosario, P. Eng., Vice-President of Processing, Metallurgy and Innovation
99.10	Consent of Maria E. Vazquez, P. Geo., Geological Database Manager of First Majestic Silver Corp.
99.11	Consent of Phillip J. Spurgeon, P. Geo., Senior Resource Modeler of First Majestic Silver Corp.
99.12	Consent of Brian Boutilier, P.Eng. Manager of Technical Services
99.13	Consent of David Rowe, CPG, Director of Mineral Resources of First Majestic Silver Corp.
99.14	Consent of Joaquin Merino, P. Geo., Consultant
99.15	Consent of Andrew P. Hampton, M.Sc., P.Eng., Principal Metallurgist of SLR International Corporation
99.16	Consent of Chelsea Hamilton, P.Eng., Project Mining Engineer of SLR International Corporation
99.17	Consent of Jeremy Scott Collyard, MMSA QP, Principal Environmental Specialist and United States Mining and Minerals Sector Lead of SLR International Corporation
99.18	Consent of Ryan Rodney, C.P.G, former Associate Geologist of SLR International Corporation
99.19	Consent of Gordon L. Fellows, P.E. former Mine Manager of Jerritt Canyon Gold
99.20	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 31, 2023

FIRST MAJESTIC SILVER CORP.

By:	/s/ Keith Neumeyer
Keith Neumeyer
Chief Executive Officer