Form 40-F
period 2023-12-31
FIRST MAJESTIC SILVER CORP
filed 2024-04-02
CIK 1308648

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023     Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 1800 - 925 West Georgia Street

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 287,146,715

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.        ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.        ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.       ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).        ☐

NOTE TO UNITED STATES READERS - DIFFERENCES
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

The Annual Information Form ("AIF") filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission ("SEC") rules and regulations applicable to domestic United States companies.

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

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements as at and for the years ended December 31, 2023 and 2022, including the report of the independent registered public accounting firm with respect thereto, are filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F. Our independent registered public accounting firm is Deloitte LLP, Vancouver, British Columbia, Canada (PCAOB ID No. 1208).

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2023 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7, which are included as Exhibits to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, the Company's management, with the participation of its President & Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's CEO and CFO have concluded that, as of December 31, 2023, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the SEC and the Canadian Securities Administrators. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's internal control over financial reporting includes policies and procedures that:

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

The Company's management evaluated the effectiveness of our internal control over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2023.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's independent registered public accounting firm, Deloitte LLP, has audited the Audited Consolidated Financial Statements as at December 31, 2023, and 2022 and for each of the two years in the period ended December 31, 2023 filed as Exhibit 99.2, and has issued an attestation report dated February 22, 2024 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Limitations of Controls and Procedures

The Company's management, including the President & Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE

Audit Committee

The Company's Board of Directors (the "Board") has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company's audit committee are identified on page 141 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Board, all members of the audit committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

Audit Committee Financial Expert

The Board has determined that Colette Rustad, CPA, CA, is an audit committee financial expert, as such term is defined in Form 40-F, in that she has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles, including, in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal breadth and complexity to the Company's financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting; and has an understanding of audit committee functions.

CODE OF ETHICS

The Company has adopted a written Code of Ethical Conduct that qualifies as a "code of ethics" within the meaning of such term in Form 40-F. A copy of this code is available on the Company's website at http://www.firstmajestic.com or to any person without charge, by written request addressed to: First Majestic Silver Corp., Attention: General Counsel & Corporate Secretary, Suite 1800 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, Canada, or by email (info@firstmajestic.com).

If any amendment to the Code of Ethical Conduct is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Company's website, which may be accessed at www.firstmajestic.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company's independent registered public accounting firm for the financial year ended December 31, 2023. See page 143 of the AIF, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars.

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

CASH REQUIREMENTS

The information provided under the heading "Management's Discussion and Analysis - Liquidity, Capital Resources and Contractual Obligations" contained in Exhibit 99.3 hereto contains the Company's disclosure of contractual and non-contractual obligations and liquidity and is incorporated by reference herein.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company adopted an Incentive Compensation Recovery Policy (the "Clawback Policy") on November 1, 2023 as required by NYSE listing standards and pursuant to Rule 10D-1 of the Exchange Act. The Clawback Policy is filed as Exhibit 97 to this Form 40-F.

At no time during or after the fiscal year ended December 31, 2023 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy and, as of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

NEW YORK STOCK EXCHANGE DISCLOSURE

Presiding Director at Meetings of Non-Management Directors

The Company schedules regular sessions in which the Company's "non-management directors" (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Thomas F. Fudge, Jr. serves as the presiding director (the "Presiding Director") at such sessions. Each of the Company's non-management directors, except Raymond Polman, is "independent" within the meaning of the rules of the New York Stock Exchange.

The Company also holds additional sessions at least four times per year in which the Company's independent directors meet without participation from management or non-independent directors.

Communication with Non-Management Directors

Shareholders may send communications to the Company's non-management directors by writing to Thomas F. Fudge, Jr., Chair of the Board, c/o the General Counsel & Corporate Secretary, First Majestic Silver Corp., Suite 1800 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, Canada. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the Board as appropriate.

Board Committee Mandates

The Charters of the Company's audit committee, compensation committee, corporate governance & nominating committee and environmental, social, health & safety committee are each available for viewing on the Company's website at www.firstmajestic.com.

NYSE Statement of Governance Differences

As a Canadian corporation listed on the New York Stock Exchange (the "NYSE"), the Company is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, the Company must disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE's corporate governance standards. The Company has included a description of such significant differences in corporate governance practices on its website, which may be accessed at www.firstmajestic.com.

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

Exhibit	Description

97	Incentive Compensation Recovery Policy

99.1	Annual Information Form of the Company for the year ended December 31, 2023

99.2	Audited consolidated financial statements of the Company and the notes thereto as of and for the years ended December 31, 2023 and 2022, together with the reports of the independent registered public accounting firm

99.3	Management's Discussion and Analysis for the year ended December 31, 2023

99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Ramon Mendoza Reyes, P. Eng.

99.9	Consent of Persio P. Rosario, P. Eng.

99.10	Consent of María Elena Vázquez Jaimes, P. Geo.

99.11	Consent of Phillip J. Spurgeon, P. Geo.

99.12	Consent of Brian Boutilier, P.Eng.

99.13	Consent of David Rowe, CPG,

99.14	Consent of Joaquin Merino-Marquez, P. Geo.,

99.15	Consent of Gonzalo Mercado, P.Geo.

99.16	Consent of Michael Jarred Deal, RM SMEP

99.17	Consent of David W. Wanner, P.E.

99.18	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   April 1, 2024.

FIRST MAJESTIC SILVER CORP.

By:	/s/ Keith Neumeyer
Keith Neumeyer President & Chief Executive Officer