Form 40-F
period 2024-12-31
FIRST MAJESTIC SILVER CORP
filed 2025-04-01
CIK 1308648

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024     Commission File Number 001-34984

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

National Registered Agents, Inc.
1090 Vermont Avenue N.W., Suite 910
Washington D.C. 20005
(202) 371-8090

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

_____________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	AG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form.

☒	Annual information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  301,913,238

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
IN UNITED STATES AND CANADIAN REPORTING PRACTICES

First Majestic Silver Corp. (the “Company” or the “Registrant”) is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company prepares its financial statements (the “Audited Financial Statements”) in accordance with IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).

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

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements as at and for the years ended December 31, 2024 and 2023, including the report of the independent registered public accounting firm with respect thereto, are filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.  Our independent registered public accounting firm is Deloitte LLP, Vancouver, British Columbia, Canada (PCAOB ID No. 1208).

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2024 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7, which are included as Exhibits to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, the Company's management, with the participation of its President & Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures.  Based upon the results of that evaluation, the Company's CEO and CFO have concluded that, as of December 31, 2024, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the SEC and the Canadian Securities Administrators.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB.  The Company’s internal control over financial reporting includes policies and procedures that:

• maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS Accounting Standards as issued by the IASB;

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

The Company's management evaluated the effectiveness of our internal control over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on management's evaluation, our CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2024.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's independent registered public accounting firm, Deloitte LLP, has audited the Audited Consolidated Financial Statements as at December 31, 2024, and 2023 and for each of the two years in the period ended December 31, 2024 filed as Exhibit 99.2, and has issued an attestation report dated February 19, 2025 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

AUDIT COMMITTEE

Audit Committee

The Company's Board of Directors (the "Board") has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Company's audit committee are identified on page 150 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein.  In the opinion of the Board, all members of the audit committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company's independent registered public accounting firm for the financial year ended December 31, 2024.  See page 152 of the AIF, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars.

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

At no time during or after the fiscal year ended December 31, 2024 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy and, as of December 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

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

Board Committee Mandates

The Charters of the Company's audit committee, compensation committee, corporate governance & nominating committee and sustainability committee are each available for viewing on the Company's website at www.firstmajestic.com.

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

EXHIBIT INDEX

Exhibit	Description

97	Incentive Compensation Recovery Policy

99.1	Annual Information Form of the Company for the year ended December 31, 2024

99.2	Audited consolidated financial statements of the Company and the notes thereto as of and for the years ended December 31, 2024 and 2023, together with the reports of the independent registered public accounting firm

99.3	Management's Discussion and Analysis for the year ended December 31, 2024

99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Ramon Mendoza Reyes, P. Eng.

99.9	Consent of Persio P. Rosario, P. Eng.

99.10	Consent of María Elena Vázquez Jaimes, P. Geo.

99.11	Consent of Phillip J. Spurgeon, P. Geo.

99.12	Consent of Brian Boutilier, P.Eng.

99.13	Consent of David Rowe, CPG

99.14	Consent of Joaquin Merino-Marquez, P. Geo.

99.15	Consent of Gonzalo Mercado, P.Geo.

99.16	Consent of Michael Jarred Deal, RM SMEP

99.17	Consent of David W. Wanner, P.E.

99.18	Consent of Andrew Pocock, P.Eng.

99.19	Consent of Stephan Blaho, P. Eng., PEO

99.20	Consent of Matthew L. Fuller, L.E.G., P.Geo.

99.21	Consent of Dawn H. Garcia, PG, CPG

99.22	Consent of Adam Johnston, FAusIMM CP (Metallurgy)

99.23	Consent of Ibrahim Karajeh, P.Eng., PEO, PMP

99.24	Consent of William Richard McBride, P. Eng., PEO

99.25	Consent of Mathew Oommen, Registered Member SME

99.26	Consent of Ronald Turner, MAusIMM CP

Exhibit	Description

99.27	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 31, 2025.

FIRST MAJESTIC SILVER CORP.

By:	/s/ Keith Neumeyer
Keith Neumeyer President & Chief Executive Officer